Jonathan D. Hatch Assistant General Counsel Talcott and Group Benefits Law Group The Hartford One Hartford Plaza (NP4-TR1) Hartford, CT 06115 Tel. +1-860-547-4496 jonathan.hatch@thehartford.com
October 26, 2016

Sonny Oh
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549
RE:    Hartford Leaders Series IV 333-148570: Accession 0001628280-16-019374

Dear Mr. Oh:
We have provided responses to your comments on the draft Hartford Leaders Series IV Supplement.
General Comments:

1.	COMMENT: Please explain the filing of Phase I of this initiative pursuant to Rule 485(b), rather than Rule 485(a) in 2015.
RESPONSE: Phase I of this initiative included a number of related products. Hartford made a Rule 485(a) filing with regard to four products and conforming Rule 485(b) filings with regard to additional products within Phase I. Hartford has followed the same process for Phase II of this initiative, which is the subject of the Hartford Leaders Series IV Supplement currently under review. Once we have addressed all comments with regard to the draft Hartford Leaders Series IV Supplement, we will make conforming changes to supplements related to the other products within Phase II of this initiative pursuant to Rule 485(b).

2.	COMMENT: Please revise the Supplement to be a stand-alone supplement.
RESPONSE: Hartford has revised the Supplement to be a stand-alone supplement.
2(a). COMMENT: Please follow the order of items in the prospectus when noting items in the prospectus which the Supplement is intended to amend.

RESPONSE: Hartford has revised the Supplement to be a stand-alone supplement, which addresses this comment.
2(b). COMMENT: Please revise the Supplement to insert the “Annuity Commencement Date Deferral Option” section after the prospectus’s “Annuity Payout” section.
RESPONSE: Hartford has revised the Supplement to be a stand-alone supplement, which addresses this comment.

3.	COMMENT: Please confirm whether there are any guarantees or support agreements for the contracts within the scope of Phase II of the initiative.
RESPONSE: The guarantees and support agreements are those listed in the relevant product registration statements. The guarantees and support agreements were not changed as a result of this initiative.

4.	COMMENT: Please correct the class identifier to read “Hartford Leaders Series IV.”
RESPONSE: Hartford has made this correction.
Comments with Respect to the Supplement for Leaders Series IV:

5.
COMMENT: Please add an additional paragraph at the beginning of the Supplement to explain the Deferral Option in plain English, including the benefits that a contractholder choosing the Option will receive and the benefits such a contractholder would forego.

RESPONSE: Hartford has added this paragraph at the beginning of the Supplement.

6.	COMMENT: Please highlight the last sentence of the second paragraph on page 1.
RESPONSE: Hartford has made this change.

7.	COMMENT: Under “Examples of Contract Owners Who May Benefit from Choosing the Deferral Option,” please revise the last bullet to better explain the benefit.
RESPONSE: Hartford has revised this bullet.

8.	COMMENT: In the first paragraph under the heading “Who is Eligible …,” please disclose the exact time frame or the minimum number of days before the ACD that the Election Period begins.
RESPONSE: Hartford has made this change.

9.
COMMENT: On page three, in the second paragraph after the bulleted list, please disclose what states have approved the Deferral Option or explain that the approval process is underway and, once Hartford has received all approvals, please list those states which have approved the Deferral Option or, alternatively, list the states where the Deferral Option is not available. Please also add “Please check with your representative to determine whether this Option is available in your state.”

RESPONSE: Hartford has made this change. In its May 2017 prospectus update, it will revise this language to indicate those states which have approved the offer or those states where the offer is not available.

10.	COMMENT: On page 3, in the second bulleted list, please add a highlighted risk disclosure regarding the rider benefits and associated fees that will be foregone if the Deferral Option is elected.
RESPONSE: Hartford has made this change.

11.	COMMENT: On page 3, in the fourth bullet, please disclose the contract minimum.
RESPONSE: Hartford has made this change.

12.	COMMENT: 12 (a) On page 5, in the example, please provide more narrative details to explain the calculations. For example, explain what each item represents and how it is calculated.
RESPONSE: Hartford has made this change.
COMMENT: 12 (b) In the Example, please provide an example of electing the Deferral Option when the contract has negative growth.
RESPONSE: Hartford has provided this example.

13.	COMMENT: Please confirm that the interactions of the Deferral Option with all other applicable features of the contract (e.g., premium taxes, full and partial surrenders) have been included.
RESPONSE: Hartford confirms that all interactions with contract features have been disclosed.

14.	COMMENT: Please disclose the various changes to Appendices A and D through G narratively.
RESPONSE: Hartford has made this change.
If you have any questions, please contact me at 860-547-4496 or at jonathan.hatch@thehartford.com.
Very truly yours,

Jonathan D. Hatch
Enc.